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                               [LOGO] AWARE, INC.

                    FORM OF PROMISE TO GRANT STOCK OPTION(S)

              PURSUANT TO THE OFFER TO EXCHANGE DATED MARCH 3, 2003

To:  Participants in the Aware. Inc. Stock Option Exchange Offer

            In exchange for the surrender of your eligible outstanding stock options, Aware, Inc. promises to grant to you a new stock option or options, as applicable, exercisable for shares of its common stock. Under the terms of the Offer to Exchange dated March 3, 2003, you will receive a new option to purchase one share of common stock for every two shares of common stock issuable upon the exercise of a surrendered option. The new options will vest as follows: any new option received in exchange for an option originally granted prior to 2000 will be fully vested upon grant. Any new option received in exchange for an option originally granted in 2000 will be 75% vested upon grant with the remaining 25% vesting in four equal quarterly installments. Any new option received in exchange for an option originally granted in 2001 will be 50% vested upon grant with the remaining 50% vesting in eight equal quarterly installments. Any new option received in exchange for an option originally granted in 2002 will be 25% vested with the remaining 75% vesting in twelve equal quarterly installments.

         We expect to grant the new options on a date between October 2, and November 13, 2003. The exercise price of each new option will be the closing price of our common stock as reported on the Nasdaq National Market on the date of grant of the new options. Each new option will be subject to the standard terms and conditions of the Stock Option Plan pursuant to which it is granted and the applicable form of stock option agreement. If you exchange options which were granted under the 1996 Stock Option Plan, your new options will be granted under the 1996 Stock Option Plan to the extent permitted by the 1996 Stock Option Plan and under the 2001 Nonqualified Plan to any further extent. If you exchange options which were granted under the 2001 Nonqualified Stock Plan, your new options will be granted under the 2001 Nonqualified Stock Plan.

         This promise to grant stock options to you does not constitute a guarantee of employment with us for any period. Your employment with us remains "at-will" and can be terminated by either you or us at any time, with or without cause or notice. If you voluntarily terminate your employment with us, or if we terminate your employment for any reason, before the grant of the new options, you will lose all rights to receive any new options and your surrendered options will not be returned to you.

         This promise is subject to the terms and conditions of the Offer to Exchange dated March 3, 2003, and the Election Form previously completed and submitted by you, both of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and Aware with respect to this transaction.

                                                AWARE, INC.


                                                --------------------------------
                                                Michael A. Tzannes
                                                Chief Executive Officer
Date: April  __, 2003